UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Amer Sports, Inc.

(Name of Issuer)

Ordinary share, par value EUR 0.0300580119630888 each

(Title of Class of Securities)

G0260P 102

(CUSIP Number)

Baseball Investment Limited

Baseball Investment II Limited

FountainVest China Capital Partners GP3 Ltd.

Suites 2501-2503 & 2514-2516

Two International Finance Centre

8 Finance Street, Central, Hong Kong

+852 3972 3900

With copies to:

Brian Lee, Esq. c/o FountainVest Partners (Asia) Limited Suites 2501-2503 & 2514-2516 Two International Finance Centre 8 Finance Street, Central, Hong Kong +852-3972 3900	Daniel Dusek, Esq. Victor Chen, Esq. Goodwin Procter (Hong Kong) LLP 38th Floor, Edinburgh Tower, The Landmark 15 Queen’s Road Central Central, Hong Kong +852 3658 5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a Reporting Entity’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0260P 102

(1)	Names of Reporting Entities Baseball Investment Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 61,407,041 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 61,407,041 (1)

(11)	Aggregate amount beneficially owned by each Reporting Entity 61,407,041 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.2% (2)
(14)	Type of Reporting Entity (see instructions) CO

(1)	The number represents 61,407,041 ordinary shares, par value EUR 0.0300580119630888 per share (the “Ordinary Shares”) of Amer Sports, Inc. (the “Issuer”) held by Baseball Investment Limited.
(2)

Based on 505,249,607 Ordinary Shares of the Issuer issued and outstanding as of immediately after the completion of the IPO of the Issuer as reported in the final prospectus of the Issuer dated January 31, 2024, including 15,750,000 shares issued upon the full exercise of the underwriters’ option to purchase additional shares as reported in the Form 6-K filed by the Issuer dated February 9, 2024.

CUSIP No. G0260P 102

(1)	Names of Reporting Entities Baseball Investment II Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 7,692,307 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 7,692,307 (1)

(11)	Aggregate amount beneficially owned by each Reporting Entity 7,692,307 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.5% (2)
(14)	Type of Reporting Entity (see instructions) CO

(1)	The number represents 7,692,307 Ordinary Shares of the Issuer held by Baseball Investment II Limited.
(2)

Based on 505,249,607 Ordinary Shares of the Issuer issued and outstanding as of immediately after the completion of the IPO of the Issuer as reported in the final prospectus of the Issuer dated January 31, 2024, including 15,750,000 shares issued upon the full exercise of the underwriters’ option to purchase additional shares as reported in the Form 6-K filed by the Issuer dated February 9, 2024.

CUSIP No. G0260P 102

(1)	Names of Reporting Entities FountainVest China Capital Partners GP3 Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2I ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 69,099,348 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 69,099,348 (1)

(11)	Aggregate amount beneficially owned by each Reporting Entity 69,099,348 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.7% (2)
(14)	Type of Reporting Entity (see instructions) CO

(1)

The number represents (i) 61,407,041 Ordinary Shares of the Issuer held by Baseball Investment Limited, and 7,692,307 Ordinary Shares of the Issuer held by Baseball Investment II Limited. Baseball Investment Limited is wholly-owned by FV Mascot TopCo Partners, L.P., which is controlled and managed by FV Mascot Partners GP Ltd. FV Mascot Partners GP Ltd. is controlled by its sole shareholder, FountainVest China Capital Partners GP3 Ltd. Baseball Investment II Limited is wholly-owned by Baseball Topco Investment Ltd., which in turn is wholly-owned by FountainVest China Capital Partners Fund III, L.P., FountainVest China Capital Parallel Fund III, L.P. and FountainVest China Capital Parallel-A Fund III, L.P. (collectively, the “FountainVest Funds”). Each of FountainVest Funds is controlled and managed by its general partner FountainVest China Capital Partners GP3 Ltd.

(2)

Based on 505,249,607 Ordinary Shares of the Issuer issued and outstanding as of immediately after the completion of the IPO of the Issuer as reported in the final prospectus of the Issuer dated January 31, 2024, including 15,750,000 shares issued upon the full exercise of the underwriters’ option to purchase additional shares as reported in the Form 6-K filed by the Issuer dated February 9, 2024.

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the ordinary shares, EUR 0.0300580119630888 per share (the “Ordinary Shares”) of Amer Sports, Inc. (the “Issuer”). The Ordinary Shares of the Issuer are listed on the New York Stock Exchange (“NYSE”) under the symbol “AS.”

The address of the Issuer’s principal executive office is Konepajankuja 6, 00511 Helsinki, Finland.

Item 2. Identity and Background.

Baseball Investment Limited (“Baseball I”), a company organized and existing under the laws of Cayman Islands, Baseball Investment II Limited (“Baseball II”), a company organized and existing under the laws of British Virgin Islands, and FountainVest China Capital Partners GP3 Ltd. (“FountainVest GP”), a company organized and existing under the laws of Cayman Islands, are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Baseball I is wholly-owned by FV Mascot TopCo Partners, L.P., which is controlled and managed by FV Mascot Partners GP Ltd. FV Mascot Partners GP Ltd. is controlled by its sole shareholder, FountainVest GP. Baseball II is wholly-owned by Baseball Topco Investment Ltd., which in turn is wholly-owned by FountainVest China Capital Partners Fund III, L.P., FountainVest China Capital Parallel Fund III, L.P. and FountainVest China Capital Parallel-A Fund III, L.P. (collectively, the “FountainVest Funds”). Each of FountainVest Funds is controlled and managed by its general partner, FountainVest GP.

Each of Baseball I and Baseball II is principally an investment holding vehicle. The address of the principal office of Baseball I is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The address of the principal office of Baseball II is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. The principal business of each of FountainVest GP, FV Mascot TopCo Partners, L.P., FV Mascot Partners GP Ltd. and FountainVest Funds is investment management. The address of the principal office of each of FountainVest GP, FV Mascot TopCo Partners, L.P., FV Mascot Partners GP Ltd. and FountainVest Funds is the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands.

The directors of FountainVest GP are Mr. Frank K. Tang, Mr. George Jian Chuang and Mr. Lynden Rees John. As of the date of this statement, FountainVest GP does not have any executive officers. Mr. Frank K. Tang is the Chairman and Chief Executive Officer of FountainVest Partners (Asia) Limited and its affiliates (collectively, “FountainVest Partners”). Mr. George Jian Chuang is the President of FountainVest Partners. Mr. Lynden Rees John is an Executive Director at Waystone Group.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the applicable Reporting Person, FV Mascot TopCo Partners, L.P., FV Mascot Partners GP Ltd. and FountainVest Funds or any of their respective directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On February 5, 2024, Baseball II purchased 7,692,307 Ordinary Shares at the public offering price of $13.0 per share from the Issuer as part of the Issuer’s initial public offering completed on February 5, 2024 (the “IPO”) for an aggregate purchase price of US$100 million. The purchase price was funded by FountainVest Funds using funds provided by capital contributions from their respective partners.

Prior to the Issuer’s IPO, Baseball I beneficially owned approximately 16.02% of the outstanding equity interest of Amer Sports Holding (Cayman) Limited (the “JVCo”), which was a principal shareholder of the Issuer. Subsequent to the completion of the IPO by the Issuer, on February 8, 2024, the JVCo effected a distribution in-kind of 79.3665% of the Ordinary Shares it held to its then shareholders (other than Anamered Investments Inc.), including Baseball I and certain other investors (the “Distribution”). As of February 8, 2024, immediately upon the completion of the Distribution, Baseball I held 61,407,041 Ordinary Shares of the Issuer. Baseball I acquired its interest in the JVCo in 2019, which acquisition was funded by FV Mascot TopCo Partners, L.P. using funds provided by capital contributions from its partners.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities described in this Statement for investment purposes. The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to, at any time and from time to time, review or reconsider their position and/or change their purpose and/or, either separately or together with other persons, formulate plans or proposals with respect to those items in the future depending upon then existing factors.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2 above is hereby incorporated by reference.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the IPO, (i) on January 23, 2024, Baseball I entered into a lock-up letter agreement (“Baseball I Lock-up Letter”) with Goldman Sachs & Co. LLC, BofA Securities, Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC as the representatives (“Representatives”) of the underwriters for the IPO, substantially in the form attached hereto as Exhibit 99.2; and (ii) on January 31, 2024, Baseball II entered into a lock-up letter agreement (“Baseball II Lock-up Letter”, together with Baseball I Lock-up Letter, the “Lock-up Letters”) with the Representatives, substantially in the form attached hereto as Exhibit 99.2.

Pursuant to the Lock-up Letters, Baseball I and Baseball II, with limited exceptions, may not (and may not cause any of their direct or indirect affiliates to) (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any of the Ordinary Shares, including but not limited to any options or warrants to purchase Ordinary Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, Ordinary Shares or any such substantially similar securities (the “Lock-Up Securities”), including without limitation any such Lock-Up Securities now owned or hereafter acquired by such lock-up party, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of the Ordinary Shares or other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clause (i), (ii) or (iii) of this paragraph, in each case without the prior written consent of Goldman Sachs & Co. LLC and BofA Securities Inc., for a period of 180 days after the date of final prospectus for the IPO. The description of the Lock-up Letters contained herein is qualified in its entirety by reference to the form of the Lock-up Letters attached hereto as Exhibit 99.2, which is incorporated herein by reference.

In connection with the IPO, on February 5, 2024, Baseball I entered into a registration rights agreement (“Registration Rights Agreement”) with the Issuer and certain other investors, substantially in the form attached hereto as Exhibit 99.3. The Registration Rights Agreement granted Baseball I and those investors who are parties thereto customary demand and piggyback registration rights in respect of Ordinary Share and provided for indemnification and contribution. The description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the form of the Registration Rights Agreement attached hereto as Exhibit 99.3, which is incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement (filed herewith)

99.2	Form of Lock-up Letters (incorporated by reference to Annex II of Exhibit 1.1 to the Registration Statement on Form F-1, as amended, filed by the Issuer with the SEC on January 26, 2024).

99.3	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1, as amended, filed by the Issuer with the SEC on January 26, 2024).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2024

BASEBALL INVESTMENT LIMITED

By:

/s/ Neil Gray
Name:	Neil Gray
Title:	Director

BASEBALL INVESTMENT II LIMITED

By:

/s/ Jarladth Travers
Name:	Jarladth Travers
Title:	Director

FOUNTAINVEST CHINA CAPITAL PARTNERS GP3 LTD.

By:

/s/ Brian Lee
Name:	Brian Lee
Title:	Authorized Signatory